

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Jian Wang
Chairman of the Board (Class II)
Lion Group Holding Ltd
Unit A-C, 33/F
Tower A, Billion Center
1 Wang Kwong Road
Kowloon Bay Hong Kong

> **Re: Lion Group Holding Ltd**
> **Form 20-F filed March 31, 2021**
> **Form 20-F filed April 22, 2022**
> **File No. 001-39301**

Dear Jian Wang:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance